Exhibit 1

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Income and Comprehensive income	4 - 5

Interim Statements of Changes in Shareholders' Equity	6 - 7

Interim Consolidated Statements of Cash Flows	8 – 10

Notes to Interim Consolidated Financial Statements	11 - 22

- - - - - - - - - - - -

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,790	$3,349
Restricted cash	65	81
Trade receivables (net of allowance for doubtful accounts of $ 1,328 and $ 1,270 at June 30, 2014 and December 31, 2013, respectively)	21,356	19,793
Other accounts receivable and prepaid expenses	2,563	2,033
Inventories	6,359	6,038

Total current assets	42,133	31,294

LONG-TERM ASSETS:
Long-term accounts receivable	537	546
Severance pay fund	9,517	9,349
Property and equipment, net	13,438	13,975
Other intangible assets, net	2,471	2,936
Goodwill	55,878	55,127

Total long-term assets	81,841	81,933

Total assets	$123,974	$113,227

The accompanying notes are an integral part of the interim consolidated financial statements.

2

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2014	2013
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$8,787	$10,643
Trade payables	14,958	14,793
Deferred revenues and customer advances	8,396	7,753
Other accounts payable and accrued expenses	8,748	10,768

Total current liabilities	40,889	43,957

LONG-TERM LIABILITIES:
Long-term loans from banks	16,776	9,301
Long-term loans from others	1,161	1,301
Deferred taxes and other long-term liabilities	6,596	5,712
Accrued severance pay	10,620	10,317

	35,153	26,631
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at June 30, 2014 and December 31, 2013; Issued and outstanding: 7,688,564 and 5,565,558 and shares at June 30, 2014 and December 31, 2013, respectively	5,705	3,878
Additional paid-in capital	129,418	120,996
Accumulated other comprehensive income	1,995	1,456
Accumulated deficit	(86,608)	(89,220)

Total Pointer Telocation Ltd.'s shareholders' equity	50,510	37,110

Non-controlling interest	(2,578)	5,529

Total equity	47,932	42,639

Total liabilities and equity	$123,974	$113,227

The accompanying notes are an integral part of the interim consolidated financial statements.

3

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Revenues:
Products	$17,170	$15,816	$8,054	$8,394	$34,662
Services	35,719	29,564	17,820	14,841	63,195

Total revenues	52,889	45,380	25,874	23,235	97,857

Cost of revenues:
Products	10,342	9,198	4,946	4,817	20,763
Services	24,553	21,343	12,344	10,783	45,497

Total cost of revenues	34,895	30,541	17,290	15,600	66,260

Gross profit	17,994	14,839	8,584	7,635	31,597

Operating expenses:

Research and development	1,766	1,470	908	800	3,244
Selling and marketing	5,523	4,894	2,832	2,569	10,398
General and administrative	5,901	4,653	2,944	2,370	10,539
Other expenses	-	-	-	-	403
Amortization of intangible assets	567	510	230	129	967

Total operating expenses	13,757	11,527	6,914	5,868	25,551

Operating income	4,237	3,312	1,670	1,767	6,046
Financial expenses, net	812	598	308	260	1,077
Other income, net	6	7	9	1	3,299

Income before taxes on income	3,431	2,721	1,371	1,508	8,268
Taxes on income	1,014	467	414	303	1,337

Income after taxes on income	2,417	2,254	957	1,205	6,931
Equity in gains of affiliate	-	182	-	70	340

Net income	$2,417	$2,436	$957	$1,275	$7,271

4

POINTER TELOCATION LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited

Other comprehensive income (loss):
Currency translation adjustments of foreign operations	$367	$593	$413	$(102)	$1,006
Realized currency translation adjustments of foreign operations	-	-	-	-	(50)
Realized losses on derivatives designated as cash flow hedges	-	(24)	-	-	(24)

Total comprehensive income	2,784	3,005	1,370	1,173	8,203

Net Income attributable to:
Equity holders of the parent	$2,612	$1,778	$1,146	$971	$6,320
Non-controlling interests	(195)	658	(189)	304	951

	$2,417	$2,436	$957	$1,275	$7,271

Total comprehensive income (loss) attributable to:
Equity holders of the parent	$3,151	$2,081	$1,575	$887	$6,649
Non-controlling interests	(367)	924	(205)	286	1,554

	$2,784	$3,005	$1,370	$1,173	$8,203

Earnings per share attributable to Pointer Telocation Ltd.'s shareholders:
Basic net earnings per share	$0.36	$0.32	$0.15	$0.17	$1.14

Diluted net earnings per share	$0.35	$0.32	$0.14	$0.17	$1.10

The accompanying notes are an integral part of the interim consolidated financial statements.

5

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of shares	Share capital	Additional paid-in capital	Accumulated Other comprehensive income	Accumulated Deficit	Non- controlling interest	Total equity

Balance as of January 1, 2013	5,555,558	$3,871	$120,290	$1,127	$(95,540)	$5,598	$35,346

Issuance of shares in respect of Stock-based compensation	10,000	7	20	-	-	-	27
Stock-based compensation expenses	-	-	354	-	-	20	374
Dividend payable to non-controlling interest	-	-	-	-	-	(1,311)	(1,311)
Expiration of options in subsidiary	-	-	332	-	-	(332)	-
Other comprehensive income	-	-	-	329	-	603	932
Net income attributable to Non -controlling interest	-	-	-	-	-	951	951
Net income attributable to Pointer shareholders	-	-	-	-	6,320	-	6,320

Balance as of December 31, 2013	5,565,558	3,878	120,996	1,456	(89,220)	5,529	42,639

Issuance of share capital (net of issue expenses of USD 383 thousands)	2,123,006	1,827	19,615	-	-	-	21,442
Stock-based compensation expenses	-	-	175	-	-	-	175
Acquisition of non-controlling interests	-	-	(11,368)	-	-	(7,740)	(19,108)
Other comprehensive income	-	-	-	539	-	(172)	367
Net income attributable to Non -controlling interest	-	-	-	-	-	(195)	(195)
Net income attributable to Pointer shareholders	-	-	-	-	2,612	-	2,612

Balance as of June 30, 2014 (unaudited)	7,688,564	$5,705	$129,418	$1,995	$(86,608)	$(2,578)	$47,932

Accumulated other comprehensive income for six month that ended on June 30, 2014:

Accumulated foreign currency translation differences, net	1,995

Accumulated other comprehensive income	1,995

The accompanying notes are an integral part of the interim consolidated financial statements.

6

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd.'s Shareholders
	Number of	Share	Additional paid-in	Accumulated other comprehensive	Accumulated	Non- controlling	Total
	shares	capital	capital	income	deficit	interest	equity

Balance as of January 1, 2013	5,555,558	$3,871	$120,290	$1,127	$(95,540)	$5,598	$35,346

Stock-based compensation expenses	-	$-	$58	$-	$-	$-	$58
Exercise of options in subsidiary	-	-	332	-	-	(332)	-
Other comprehensive income	-	-	-	302	-	265	567
Net income attributable to non-controlling interest	-	-	-	-	-	658	658
Net income attributable to Pointer shareholders	-	-	-	-	1,778	-	1,778

Balance as of June 30, 2013 (unaudited)	5,555,558	$3,871	$120,680	$1,429	$(93,762)	$6,189	$38,407

Accumulated other comprehensive income for six month that ended on June 30, 2013:

Accumulated foreign currency translation differences, net	1,429

Accumulated other comprehensive income	$1,429

The accompanying notes are an integral part of the interim consolidated financial statements.

7

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Cash flows from operating activities:

Net income	$2,417	$2,436	$957	$1,275	$7,271
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,475	1,913	1,194	830	4,049
Gain from obtaining control in a subsidiary previously accounted for by the equity method	-	-	-	-	(3,299)
Accrued interest and exchange rate changes of debenture and long-term loans	9	(19)	4	5	21
Accrued severance pay, net	125	(67)	138	(27)	(397)
Gain from sale of property and equipment, net	(97)	(166)	(32)	(98)	(195)
Equity in gains of affiliate	-	(182)	-	(70)	(340)
Amortization of stock-based compensation	175	58	127	25	374
Decrease in restricted cash	16	10	1	5	27
Decrease (Increase) in trade receivables, net	(1,705)	(1,478)	378	535	(1,270)
Decrease (Increase) in other accounts receivable and prepaid expenses	(629)	(257)	(69)	136	148
Decrease in inventories	(217)	(94)	(481)	(59)	(685)
Deferred income taxes	804	432	319	271	1,272
Decrease (increase) in long-term accounts receivable	(9)	32	(50)	9	(4)
Increase in trade payables	493	(428)	1,117	(250)	1,290
Increase (decrease) in other accounts payable and accrued expenses	(1,342)	1,259	(988)	(157)	1,449

Net cash provided by operating activities	2,515	3,449	2,615	2,430	9,711

The accompanying notes are an integral part of the interim consolidated financial statements.

8

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(2,248)	(2,436)	(1,094)	(1,409)	(4,663)
Proceeds from sale of property and equipment	867	798	160	128	1,216
Investment and loans/Repayments in affiliate, net	-	66	-	34	137
Acquisition of subsidiary (a)	-	-	-	-	(3,973)

Net cash used in investing activities	(1,381)	(1,572)	(934)	(1,247)	(7,283)

Cash flows from financing activities:
Receipt of long-term loans from banks	12,927	3,681	1,490	2,333	7,127
Repayment of long-term loans from banks	(4,803)	(5,598)	(2,597)	(2,420)	(10,137)
Repayment of long-term loans from others	(366)	-	(251)	-	-
Proceeds from issuance of shares, net	10,065	-	6	-	7
Repurchase of shares from non-controlling interests	(7,740)	-	-	-	-
Short-term bank credit, net	(2,582)	(1,046)	(1,382)	(670)	563

Net cash provided by (used in) financing activities	7,501	(2,963)	(2,734)	(757)	(2,440)

Effect of exchange rate changes on cash and cash equivalents	(194)	(194)	(227)	(351)	(324)

Increase (decrease) in cash and cash equivalents	8,441	(1,280)	(1,280)	75	(336)
Cash and cash equivalents at the beginning of the period	3,349	3,685	13,070	2,330	3,685

Cash and cash equivalents at the end of the period	$11,790	$2,405	$11,790	$2,405	$3,349

The accompanying notes are an integral part of the interim consolidated financial statements.

9

POINTER TELOCATION LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2014	2013	2014	2013	2013
		Unaudited
(a)	Acquisition of subsidiary:

	Working capital (Cash and cash equivalent excluded)	$-	$-	$-	$-	$130
	Property and equipment	-	-	-	-	2,486
	Other intangible assets	-	-	-	-	1,690
	Goodwill	-	-	-	-	4,894
	Long term loans from banks and others	-	-	-	-	(1,342)
	Investment in subsidiary previously accounted for by the equity method	-	-	-	-	(3,885)

		$-	$-	$-	$-	$3,973

(b)	Non-cash activity:

	Purchase of property and equipment	$179	$-	$179	$-	$392
	Purchase of property and equipment at finance lease	$-	$-	$-	$-	$3
	Dividend payable for non-controlling interest in a consolidated subsidiary	$-	$-	$-	$-	$1,311
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$11,385	$-	$-	$-	$-

(c)	Supplemental disclosure of cash flow activity:

	Cash paid during the year for:
	Interest	$1,900	$-	$298	$-	$1,189

	Income taxes	$238	$19	$101	$7	$114

The accompanying notes are an integral part of the interim consolidated financial statements.

10

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:      SIGNIFICANT ACCOUNTING POLICIES

a.        Unaudited interim financial information:

The accompanying consolidated balance sheet as of June 30, 2014, consolidated statements of operations for the three and six months ended June 30, 2014 and 2013 and consolidated statements of cash flows for the three and six months ended June 30, 2014 and 2013 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2014, the Company's consolidated results of operations for the three and six months ended June 30, 2014 and 2013 and the Company's consolidated cash flows for the three and six months ended June 30, 2014 and 2013.

The balance sheet at December 31, 2013 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2013 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 27, 2014.

Results for the three and six months ended June 30, 2014 are not necessarily indicative of results that may be expected for the year ending December 31, 2014.

b.        Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

Our consolidated financial statements include the accounts of the Company and its' wholly and majority owned subsidiaries, referred to herein as the group.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

11

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.        Recent Accounting Pronouncement

On May 2014, the Financial Accounting Standards ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 14-09") which creates a comprehensive set of guidelines for the recognition of revenue under the principle: "Recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The requirements of ASU 14-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 and will require either retrospective application to each prior period presented or retrospective application with the cumulative effect of initially applying the standard at the date of adoption. Greystone is currently evaluating the impact this ASU will have on our financial position and results of operations.

e.        Acquisition of non-controlling interests Shagrir Systems Ltd. ("Shagrir"):

On January 15, 2014, the Company acquired an additional 45.5% interest in Shagrir, increasing its ownership interest to 100%, in consideration of cash payment of approximately $7.7 million, and issue of 994,357 Ordinary shares with total fair value of approximately $11.4 million (representing the quoted price of the Company's share at the transaction date). The difference of $11.4 million between the consideration and the carrying amount of the interests acquired was recognized in reserve from transactions with non-controlling interests. In respect with the acquisition, the Company's subsidiary Shagrir received two long term loans from two banks in the aggregate amount of approximately $11.5 million. These loans will be repaid over 5 years and bear annual interest of 3.5%-4.23%.

f.         On March 9 2014, the Company issued 1.13 million of its ordinary shares for total consideration of approximately $10.4 million (The shares were valued at $9.25 per share, the fair market value on the date of issuance). The Company recorded an amount of approximately $0.4 million as issuance expenses.

NOTE 2:-     INVENTORIES

	June 30,	December 31,
	2014	2013
	Unaudited

Raw materials	$2,229	$2,189
Work in process	417	232
Finished goods	3,713	3,617

	$6,359	$6,038

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-     COMMITMENTS AND CONTINGENT LIABILITIES

a.        Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.        Collateral:

1.        To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 2,321 in effect between January 2009 and January 2016.

2.        The Company obtained bank guarantees in the amount of $ 255 in favor of its lessor and customs.

3.        As of June 30, 2014, the use of $ 65 has been restricted following B.C.R.A. (Central Bank of Argentina) regulations.

c.        Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of June 30, 2014 is $ 2,444. No royalties were accrued or paid during 2014 and 2013.

d.        Litigation:

As of June 30, 2014, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 2,204. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims. Therefore, Shagrir has not recorded any provision regarding these claims.

e.        Commitments:

1.         The Company and DBSI Investments Ltd. ("DBSI"), an equity owner in the Company (see Note 6), are parties to a management services agreement pursuant to which DBSI provides management services in consideration of annual management fees of $180. The previous three year agreement commenced on August 1, 2011, and on April 2014, the shareholders of the Company approved an additional three year period commencing August 1, 2014.

2.         During 1998, the Company entered into an agreement with Shagrir, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the "First Addendum"). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013. During 2014 the Company and Shagrir entered into a third addendum to the agreement that extended the agreement by a period of 5 years, until 2018.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.        Shagrir entered into a management services agreement with the Company, pursuant to which the Company agreed to provide management services to Shagrir, in consideration of NIS 2 million per year.

f.         Covenants:

In respect of the bank loans provided to the Company for the purpose of funding the 2007 acquisition transaction, pursuant to which the Company acquired the activities and assets of Cellocator Ltd. ("Cellocator") and the acquisition of Pointer Brazil and in connection with the utilization of its credit facilities, the Company is required to meet certain financial covenants as follows:

1.        The ratio of the shareholders’ equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $ 20,000, starting December 31, 2007.

2.        The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2010 and thereafter.

3.        The ratio of Pointer Telocation Ltd.'s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4.2 in 2013-2014, 3.5 in 2015, 3 in 2016 and 2.5 in 2017 and thereafter.

As of June 30, 2014, the Company is in compliance, and expects to remain in compliance, with the financial covenants of its credit facilities in 2014.

Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants.

The financial covenants are:

1.        The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.        The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-     COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.        The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.        Shagrir shall not declare any distribution of dividends without the prior written consent of the bank.

As of June 30, 2014, Shagrir is in compliance and expect to remain in compliance with the financial covenants of its credit facility.

g.        In December 2011 one of the Company's Argentinean subsidiaries received a notification from the C.N.C. (Telecommunication Authority Agency) stating that the subsidiary is subject to a new tax (1% over sales related to data transmission) that had not been applicable to the subsidiary in the past.

As of the issuance of these financial statements, the subsidiary had only answered this notification but plans to appeal in the near future. Management has recorded a provision for the full amount (i.e. capital plus interest for $193).

NOTE 4:-     NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share from continuing operations:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income from continuing operations	$2,612	$1,778	$1,146	$971	$6,320

Numerator for diluted net earnings per share - Net income from continuing operations	$2,612	$1,778	$1,146	$971	$6,320

Denominator:

Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	7,201	5,556	7,689	5,556	5,558

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	7,542	5,556	8,030	5,556	5,697

Basic net earnings per share from continuing operations	$0.36	$0.32	$0.15	$0.17	$1.14

Diluted net earnings per share from continuing operations	$0.35	$0.32	$0.14	$0.17	$1.10

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-      INCOME TAXES

The effective tax rate for the six months ended June 30, 2014 was 30% as compared to 17% for the six months ended June 30, 2013. The increase is due to an increase in the Israeli tax rate from 25% to 26.5%, and the consolidation of the Brazilian subsidiary in October 2013, whose effective tax rate is approximately 34%.

NOTE 6:-      BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.        Balances with related parties:

	June 30,	December 31,
	2014	2013
	Unaudited

Other accounts payable and accrued expenses:
DBSI (see note 3e(1))	$53	$53

b.        Transactions with related parties:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited

Sales to affiliate	$-	$361	$-	$232	$596
Management fees to DBSI (see Note 3e(1))	$90	$90	$45	$45	$180

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-      SEGMENT INFORMATION

a.        The following segment identification is identical to the segment used in the latest annual consolidated financial report.

b.        The following presents segment results of operations for the six months ended June 30, 2014 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$11,265	$46,955	$58,220
Intersegments revenues	(5,331)	-	(5,331)

Revenues from external customers	$5,934	$46,955	$52,889

Segments operating income	$958	$4,775	$5,733

Segments assets	$25,208	$100,982	$126,190

The Pointer segment revenues include revenue from services in the amount of $ 35,728.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$5,733
Intercompany gains on intersegment sales	(1,496)

Operating income	$4,237

Segments assets	$126,190
Intercompany elimination	(2,216)

Total assets	$123,974

c.        The following presents segment results of operations for the six months ended June 30, 2013 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$11,895	$38,508	$50,403
Intersegments revenues	(5,023)	-	(5,023)

Revenues from external customers	$6,872	$38,508	$45,380

Segments operating income	$1,551	$1,587	$3,138

Segments assets	$17,898	$82,816	$100,714

The Pointer segment revenues include revenue from services in the amount of $ 29,495.

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-       SEGMENT INFORMATION (Cont.)

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$3,138
Intercompany gains on intersegment sales	174

Operating income	$3,312

Segments assets	$100,714
Intercompany elimination	(1,064)

Total assets	$99,650

d.        The following presents segment results of operations for the three months ended June 30, 2014 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$5,867	$23,008	$28,875
Intersegments revenues	(3,001)	-	(3,001)

Revenues from external customers	$2,866	$23,008	$25,874

Segments operating profit	$711	$2,105	$2,816

Segments assets	$25,208	$100,982	$126,190

The Pointer segment revenues include revenue from services in the amount of $17,818.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$2,816
Intercompany gains on intersegment sales	(1,164)

Operating income	$1,652

Segments assets	$126,190
Intercompany elimination	(2,216)

Total assets	$123,974

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POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-        SEGMENT INFORMATION (Cont.)

e.        The following presents segment results of operations for the three months ended June 30, 2013 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$6,013	$19,733	$25,746
Intersegments revenues	(2,511)	-	(2,511)

Revenues from external customers	$3,502	$19,733	$23,235

Segments operating profit	$697	$883	$1,580

Segments assets	$17,898	$82,816	$100,714

The Pointer segment revenues include revenue from services in the amount of $ 14,772.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the interim consolidated statements of income:

Segments operating income	$1,580
Intercompany gains on intersegment sales	187

Operating income	$1,767

Segments assets	$100,714
Intercompany elimination	(1,064)

Total assets	$99,650

f.         The following presents segment results of operations for the year ended December 31, 2013:

	Cellocator segment	Pointer segment	Total

Segments revenues	$24,268	$81,990	$106,258
Intersegments revenues	(8,401)	-	(8,401)

Revenues from external customers	$15,867	$81,990	$97,857

Segments operating profit	$3,065	$4,890	$7,955

Segments assets	$36,513	$78,930	$115,443

Depreciation, amortization and impairment expenses	$291	$3,758	$4,049

Expenditures for assets	$135	$4,528	$4,663
19

POINTER TELOCATION LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-       SEGMENT INFORMATION (Cont.)

The Pointer segment revenues include revenue from services in the amount of $ 63,141.

The following reconciles segment operating profit and segments assets to net operating profit and assets as reported in the consolidated statements of income:

Segments operating income	$7,955
Intercompany adjustments on intersegment sales	(1,909)

Operating income	$6,046

Segments assets	$115,443
Intercompany elimination	(1,779)

Total assets	$113,664

NOTE 8:-       SUBSEQUENT EVENTS

a.    On September 9, 2014, the Company acquired a 100% interest in Global Telematics S.A. Proprietary Limited ("Global Telematics"), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

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